

Advantage Oil & Gas Ltd. – News Release

March 18, 2010

Advantage Files Annual Information Form and 40-F
for the Year Ended December 31, 2009

CALGARY, ALBERTA – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") (AAV – TSX, AAV – NYSE) has filed its Annual Information Form ("AIF") for the year ended December 31, 2009 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval ("SEDAR") in Canada, and has filed its Form 40-F (which includes the audited consolidated financial statements and management's discussion and analysis of the Corporation for the year ended December 31,2009 and the AIF as exhibits) with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system in the United States.

The AIF contains the statements and reports relating to reserves data and other oil and gas information as required by National Instrument 51-101 of the Canadian Securities Administrators. An electronic copy of the AIF may be obtained on Advantage's profile at www.sedar.com and a copy of Advantage's Form 40-F may be obtained on Advantage's website at www.advantagog.com.

For further information or to receive a hard copy of the AIF or Form 40-F free of charge, please contact investor relations at 1-866-393-0393 or email at ir@advantageog.com.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 -3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com